EXHIBIT 11.1

COMPUTATION OF EARNINGS PER COMMON SHARE

(Unaudited)

	For The Three Months		For The Six Months
	Ended June 30,		Ended June 30

	2001	2000	2001	2000

NET INCOME	$44,842	$29,887	$39,500	$78,328

WEIGHTED AVERAGE SHARES:

Common shares outstanding	7,705,607	6,201,625	7,624,695	5,802,437

Assumed conversion of options and warrants	177,946	309,179	169,623	154,589

	7,883,553	6,510,804	7,794,318	5,957,026

INCOME PER COMMON SHARE:

Basic	$.01	$—	$.01	$.01

Diluted	$.01	$—	$.01	$.01

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